

BRKN

Broken Anchor Winery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $50,000

Offering End Date: November 16, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $15,000

Company Details:

Name: Broken Anchor Winery LLC

Founded: October 31, 2018

Address: 3335 Cobb Pkwy NW, Suite 930
Acworth, GA 30101

Industry: Winery

Employees: 12

Website: https://www.brokenanchorwine.com/

Use of Funds Allocation:

If the maximum raise is met:

$22,500 (45.00%) – of the proceeds will go towards rent
$15,625 (31.25%) – of the proceeds will go towards working capital
$10,000 (20.00%) – of the proceeds will go towards supplies
$1,875 (3.75%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,121 Followers

SMB x



<u>Business Metrics:</u>

	FY20	FY21	YTD 7/31/2022
Total Assets	$176,959	$180,997	$170,401
Cash & Cash Equivalents	$369	$12,064	$11,908
Accounts Receivable	$0	$0	-$5,938
Short-term Debt	$217,734	$241,620	$227,006
Long-term Debt	$0	$0	$0
Revenue	$169,682	$305,014	$255,983
Cost of Goods Sold	$68,956	$147,691	$99,375
Taxes	$0	$0	$0
Net Income	-$34,073	-$17,588	$10,662

<u>Recognition:</u>

Broken Anchor Winery LLC (DBA Broken Anchor Winery LLC) is more than a winery, it is a community. Featuring a full bar and full kitchen, it is the only operation of its kind in Georgia. Since Covid-19, we have become a very event-centric operation with different events going on everyday of the week. We have found that we have a very loyal customer base that returns on a regular basis. Basically, if we can get you in, we'll probably get you back.

For more information, contact our Customer Support Team at support@thesmbx.com

